SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated December 14, 2004

    Fording Canadian Coal Trust
(Translation of Registrant’s Name Into English)

Suite 1000, 205-9th Avenue SE

      Calgary, Alberta Canada  T2G 0R4

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ______

Form 40-F ___X___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______

No  __X__

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORDING CANADIAN COAL TRUST

December 20, 2004

By:  /s/ James F. Jones

     James F. Jones

     Corporate Secretary

Exhibit Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Description of Exhibit

Number

“10 Year Sales Arrangement Between Elk Valley Coal,

Nippon Steel and Posco”

  99.1

News Release
Suite 1000, 205 Ninth Ave. S.E. Calgary, Alberta T2G 0R4 Website: www.fording.ca

For Immediate Release

10 YEAR SALES ARRANGEMENT BETWEEN ELK VALLEY COAL, NIPPON STEEL AND POSCO

Agreement Provides Long-Term Sales and Additional Capital for Elkview Expansion

CALGARY, December 20, 2004 – Fording Canadian Coal Trust (Fording), Teck Cominco Limited (Teck Cominco), Nippon Steel Corporation (NSC) and POSCO today announced that they have entered into letters of intent which contemplate that NSC and POSCO will enter into 10 year sales contracts covering an aggregate of 4.85 million tonnes per annum of metallurgical coal for 2005 from the Elkview and other Elk Valley mines, increasing to 6.25 million tonnes per annum for the 2007 coal year onwards.

In addition, each of NSC and POSCO will acquire for U.S.$25 million a 2.5% equity interest in a new entity which will own and operate the Elkview metallurgical coal mine in southeastern British Columbia.  The Elkview mine is currently owned by Elk Valley Coal Partnership, a general partnership between Teck Cominco and Fording. The proceeds of the NSC and POSCO investment in Elkview will be used to increase the annual production capacity of the Elkview mine to seven million tonnes of coal from its current level of six million tonnes.

“The long-term nature of this agreement is of great value to Elk Valley Coal and the unitholders of Fording Canadian Coal Trust, while providing capital necessary to accelerate expansion plans at the Elkview mine,” said Jim Popowich, President of Fording and Chief Executive Officer of Elk Valley Coal.  "We are also very pleased to be strengthening our long-term relationships with NSC and POSCO, who are important customers of Elk Valley Coal."

Completion of the transactions is subject to board approvals, due diligence, the negotiation and settlement of binding agreements and other customary conditions. The transactions are expected to be completed during the first quarter of 2005.

About Fording

Fording Canadian Coal Trust is an open-ended mutual fund trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unitholders. The Trust, through its wholly-owned subsidiary, Fording Inc., holds a 60% interest in the Elk Valley Coal Partnership and is the world's largest producer of the industrial mineral wollastonite. Elk Valley Coal Partnership, comprised of

Canada's senior metallurgical coal mining properties, is the world's second largest exporter of metallurgical coal, capable of supplying approximately 25 million tonnes of high-quality coal products annually to the international steel industry. The Trust’s shares are traded on the Toronto Stock Exchange under the ticker symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

About Teck Cominco

Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada with assets totalling approximately $6 billion.  Shares are listed on the Toronto Stock Exchange under the symbols TEK.MV.A and TEK.SV.B.  The company is a world leader in the production of zinc and metallurgical coal and is also a major producer of copper and gold.  Further information can be found at www.teckcominco.com.

Forward-looking Information

Certain information included in this document is of a forward-looking nature. Forward-looking information is subject to known and unknown risks, as well as uncertainties and other factors. Accordingly, actual results may differ materially from those expressed or implied in forward-looking information. Some of the risks, uncertainties and other factors affecting Fording Canadian Coal Trust are discussed in our public filings with the securities regulatory authorities in Canada and the United States. Copies of Fording Canadian Coal Trust’s Canadian filings, including our most recent management information circular, annual information form, annual report, quarterly reports, material change reports and news releases, are available online at www.sedar.com, and copies of our U.S. filings, including our most recent annual report on Form 40-F as supplemented by filings on Form 6-K, are available at www.sec.gov. Information in this document is presented as of December 20, 2004 and is subject to change after this date. However, Fording Canadian Coal Trust disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information contact:

Ron Millos

Chief Financial Officer

Fording Canadian Coal Trust

403-264-1063